Filed Pursuant to Rule 424(b)(3)
Registration No. 333-224793

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 17, 2018)

2,841,768 Units of Stapled Securities

representing

2,841,768 Ordinary Shares and

$490,517,574.48 original issuance amount of

1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030

655,094 Ordinary Shares

Vantage Drilling International

Stapled Securities and Ordinary Shares

This is supplement no. 1 to the prospectus dated May 17, 2018 that relates to the offer and resale of up to (a) an aggregate of 2,841,768 units of stapled securities (the “Stapled Securities”) (including the ordinary shares of Vantage Drilling International (the “Ordinary Shares” or “New Shares”) (i) forming a part thereof that may become separated therefrom as described in the prospectus and (ii) that are issuable upon the conversion of the Notes (as defined below) forming a part thereof) and (b) an aggregate of 655,094 Ordinary Shares that are not part of any Stapled Securities, of Vantage Drilling International by the selling holders identified in the prospectus. As of February 10, 2016, the original issuance date thereof, each Stapled Security initially represented one Ordinary Share and an original issuance amount of $172.61 principal amount of 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030 (the “Notes” or “Convertible Notes”), in each case subject to adjustment as further described in the prospectus. Interest on the Notes accrues at a rate of 1% per year from February 10, 2016, the issue date of the Notes, through, but not including, the fourth anniversary of February 10, 2016. From and after the fourth anniversary of February 10, 2016 and through the maturity date of the Notes, interest will accrue at a rate of 12% per year. Interest on the Notes is payable in kind, semi-annually (in arrears) on June 30 and December 31 of each year by increasing the outstanding principal amount of the Notes. The Notes are mandatorily convertible, in whole or in part, into Ordinary Shares upon the occurrence of certain events enumerated in the indenture governing the Notes, as further described in the prospectus. Accordingly, the Notes, or portions thereof, may be converted into Ordinary Shares without the consent of the holder thereof in certain circumstances, as further described in the prospectus. We are not selling any Stapled Securities or Ordinary Shares under this prospectus. We will not receive any proceeds from the sale of Stapled Securities or Ordinary Shares being offered by the selling holders.

The selling holders may offer Stapled Securities and Ordinary Shares from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” in the prospectus at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The selling holders may sell Stapled Securities or Ordinary Shares through agents they select or through underwriters and dealers they select. The selling holders also may sell Stapled Securities or Ordinary Shares directly to investors. If the selling holders use agents, underwriters or dealers to sell the Stapled Securities or Ordinary Shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required.

Our Stapled Securities are quoted on the Over-The-Counter Bulletin Board (the “OTCBB”) and on the Over the Counter Pink Market (“OTC Pink”) under the symbol “VTGGF.” On June 29, 2018, the last reported bid price per Stapled Security as quoted on the OTCBB was $240.00. Our Ordinary Shares are not listed on any national securities exchange and no public market currently exists for our Ordinary Shares.

Recent Developments

We have attached to this prospectus supplement the Form 8-K of the Company filed on July 2, 2018. The attached information updates and supplements, and should be read together with, the Company’s prospectus dated May 17, 2018, as supplemented from time to time.

Investing in our Stapled Securities and Ordinary Shares involves risks. See the section entitled “Risk Factors” in the prospectus and in our annual report on Form 10-K for the year ended December 31, 2017, as amended by our annual report on Form 10-K/A for the year ended December 31, 2017 (as so amended, the “Annual Report”), which is incorporated by reference therein, for a discussion of certain risks that you should consider before buying our Stapled Securities or Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 2, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 2, 2018

Vantage Drilling International

(Exact name of registrant as specified in its charter)

Cayman Islands	333-217678	98-1372204
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Vantage Energy Services, Inc.

777 Post Oak Boulevard, Suite 800

Houston, TX 77056

(Address of principal executive offices) (Zip Code)

(281) 404-4700

(Registrant’s telephone number, including area code)

(Not applicable)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 8.01.	Other Events.

On July 2, 2018, Vantage Drilling International (the “Company”) issued a press release announcing it was successful in its previously disclosed arbitration with Petróleo Brasileiro S.A. A copy of the press release issued by the Company is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release of Vantage Drilling International dated July 2, 2018.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 2, 2018

VANTAGE DRILLING INTERNATIONAL

/s/ Douglas E. Stewart
Douglas E. Stewart Vice President, General Counsel and Corporate Secretary

3

Exhibit 99.1

International Arbitration Tribunal Awards Vantage Drilling $622 million in Breach of

Drilling Contract Claim against Petrobras

HOUSTON, July 02, 2018 (GLOBAL NEWSWIRE) – Vantage Drilling International (“Vantage” or the “Company”) announced today that it was successful in its previously disclosed arbitration with Petróleo Brasileiro S.A. (“Petrobras”). An international arbitration tribunal issued an award today in favor of Vantage Deepwater Company and Vantage Deepwater Drilling, Inc., both wholly-owned subsidiaries of Vantage. The Tribunal found that Petrobras America, Inc. (“PAI”) and Petrobras Venezuela Investments & Services, BV (“PVIS”), both subsidiaries of Petrobras, breached the Agreement for the Provision of Drilling Services for the Titanium Explorer dated February 4, 2009 (the “Drilling Contract”) between PVIS and Vantage Deepwater Company and which had been novated to PAI and Vantage Deepwater Drilling, Inc. The Tribunal awarded Vantage Deepwater Company and Vantage Deepwater Drilling, Inc. damages in the amount of $622.02 million against PAI, PVIS, and Petrobras and dismissed the Petrobras entities’ counterclaims against Vantage with prejudice.

On August 31, 2015, PAI and PVIS notified Vantage of the termination of the Drilling Contract, claiming Vantage had breached its obligations under the Drilling Contract. Vantage immediately filed the international arbitration claim against PAI, PVIS, and Petrobras, claiming wrongful termination of the Drilling Contract.

Mr. Ihab Toma, Vantage’s Chief Executive Officer, stated, “We are very pleased with the Tribunal’s decision to enforce our drilling contract with Petrobras. Above all else, we remain focused on providing superior drilling services to our clients.”

Vantage Drilling International, a Cayman Islands exempted company, is an offshore drilling contractor, with a fleet of three ultra-deepwater drillships and four premium jackup drilling rigs. Vantage’s primary business is to contract drilling units, related equipment and work crews primarily on a dayrate basis to drill oil and natural gas wells globally for major, national and independent oil and natural gas companies. Vantage also provides construction supervision services and preservation management services for, and will operate and manage, drilling units owned by others.

The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks, uncertainties and assumptions, including the Company’s ability to fully recover the award against Petrobras due to legal, procedural, solvency and other risks associated with enforcing arbitration awards in these circumstances or as disclosed from time to time in the Company’s filings with the Securities and Exchange Commission. Moreover, any final recovery may be taxable and will be subject to reduction for legal expenses. As a result of these factors actual results may differ materially from those indicated or implied by such forward-looking statements. Vantage disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Public & Investor Relations Contact:

Thomas J. Cimino

Chief Financial Officer

Vantage Drilling International

(281) 404-4700